Exhibit 99(h)(5)

TCW INVESTMENT MANAGEMENT COMPANY

865 SOUTH FIGUEROA STREET, SUITE 1800

LOS ANGELES, CALIFORNIA 90017

(213) 244-0000 TELEPHONE

September 21, 2010

The Board of Directors of TCW Funds, Inc.

TCW Funds, Inc.

865 South Figueroa Street

Los Angeles, California

Re: TCW Emerging Markets Local Currency Income Fund

Gentlemen:

TCW Investment Management Company (“Adviser”), investment adviser to the TCW Emerging Markets Local Currency Income Fund (“Fund”) agrees that to the extent the overall expenses of the Class I or Class N shares exceed 0.99%, on an annualized basis, the Adviser shall reimburse the class or classes in question in respect of such shares, for the difference.

This expense limitation, as applicable to the Fund, shall commence on January 1, 2011, and continue to December 31, 2011. The Adviser may, at its sole discretion, extend the expense limitation.

Very truly yours,

/s/ Charles W. Baldiswieler
Charles W. Baldiswieler
Group Managing Director